FORM U-3A-2
                                                                File No. 1-7924
                       SECURITIES AND EXCHANGE COMMISSION

                                 WASHINGTON, DC

     Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                      To be Filed Annually Prior to March 1

                             VALLEY RESOURCES, INC.
                                (Name of Company)


hereby files with the Securities Exchange Commission, pursuant to Rule

2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, claim for the following information:



Item 1:  Valley Resources, Inc., RI; Cumberland, Rhode Island, Holding Company.

         Subsidiaries:

           Valley Gas Company, RI; Cumberland, Rhode Island; gas distribu-

             tion within Rhode Island.

           Valley Appliance and Merchandising Company, RI; Cumberland,

             Rhode Island; selling and leasing of merchandise.

           Rhode Island Development and Exploration Company, RI; Cumber-

             land, Rhode Island; an inactive company.

           Valley Propane, Inc., RI; Cumberland, Rhode Island; selling of propane gas.

           Morris Merchants, Inc., MA; Canton, Massachusetts; a manufac-

             turers' representative of gas-fired equipment, plumbing and heating supplies.

           Bristol and Warren Gas Company, RI; Bristol, Rhode Island; gas

             distribution within Rhode Island.

           The New England Gas Company, RI; Bristol, Rhode Island; an inactive company.

           Alternate Energy Corporation, RI; Cumberland, Rhode Island; sells,

             installs and designs natural gas conversion systems and facilities.

Form U-3A-2
File No. 1-7924
Page 2



Item 2:  Valley Resources, Inc. (Holding Company)

           Valley Gas Company, 1595 Mendon Road, Cumberland, Rhode Island; owns gas manufacturing plant and gas distribution facilities all of which are located in Rhode Island.

           Bristol and Warren Gas Company, 100 Broad Common Road, Bristol, Rhode

           Island; owns gas manufacturing plant and gas distribution facilities all of which are located in Rhode Island.

Item 3:  Valley Resources, Inc. (Holding Company)

         Valley Gas Company:

           (a)  6,162,982 Mcf natural or manufactured gas distributed at retail in the State of Rhode Island generating revenues of $48,666,704

           (b)  None

           (c)  None

           (d)  946,092 Mcf natural gas purchased outside the State of Rhode

                Island generating cost of $2,180,607

         Bristol and Warren Gas Company:

           (a)  746,971 Mcf natural or manufactured gas distributed at retail in the State of Rhode Island generating revenues of $5,924,782

           (b)  None

           (c)  None

           (d)  110,288 Mcf natural gas purchased outside the State of

                Rhode Island generating cost of $226,851

Item 4:  Valley Resources, Inc. (Holding Company)

           (a)  None

           (b)  None

           (c)  None

           (d)  None

           (e)  None

                                    Exhibit A

           Consolidating Statements of Income for the 12 Months Ended

           December 31, 1999

           Consolidating Balance Sheets at December 31, 1999



                                    Exhibit B

           Financial Data Schedule

                                    Exhibit C

           Not Applicable





          The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of February,

2000.





                                                 VALLEY RESOURCES, INC.
                                                   (Name of Claimant)

                                                   S/Sharon Partridge
                                        ------------------------------------
                                        By          Sharon Partridge
                                             Vice President, CFO, Treasurer
                                                     and Secretary





Attest:


S/Patricia Morrison
--------------------------------------------------------------
Patricia Morrison, Assistant Secretary

Name, title and address of officer to whom notices and correspondence con-

cerning this statement should be addressed:



S/S. Partridge
-------------------------------------------------
S. Partridge                       Vice President
   (Name)                             (Title)

1595 Mendon Road, Cumberland, Rhode Island  02864
                 (Address)

Exhibit A
(Unaudited)
                             VALLEY RESOURCES, INC.
                           CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 1999



                                                     Appliance &
                            Valley Gas/Bristol &    Contract Sales    Propane & Corporate     Reclass. &
                            Warren Gas Companies       & Rentals          Operations         Eliminations    Consolidated
ASSETS
Utility Plant                   $87,937,951                                                                  $ 87,937,951
Accumulated Depreciation         35,045,114                                                                    35,045,114
                                -----------           -----------        ------------        ------------    ------------
  Net Utility Plant              52,892,837                   -0-                 -0-                          52,892,837
                                -----------           -----------        ------------        ------------    ------------
Leased Property-Net               1,297,989                   -0-        $     21,635                           1,319,624
                                -----------           -----------        ------------        ------------    ------------
Nonutility Property-Net                 -0-            $3,503,403             677,775                           4,181,178
                                -----------           -----------        ------------        ------------    ------------
Investment in Subsidiaries                                                 31,791,387        ($31,791,387)            -0-
Other Investments                 1,418,341                   -0-             302,769                           1,721,110
                                -----------           -----------        ------------        ------------    ------------
    Total Investments             1,418,341                   -0-          32,094,156         (31,791,387)      1,721,110
                                -----------           -----------        ------------        ------------    ------------
Note Receivable                         -0-                   -0-           9,520,696          (9,520,696)            -0-
                                -----------           -----------        ------------        ------------    ------------
CURRENT ASSETS:
  Cash                           12,750,083               374,072         (12,659,401)                            464,754
  Accounts Receivable             6,457,382             5,116,232          11,354,711         (10,506,506)     12,421,819
  Deferred Fuel Costs                   -0-                   -0-                 -0-                                 -0-
  Unbilled Gas Costs              2,109,913                   -0-                 -0-                           2,109,913
  Fuel & Other Inventories        4,465,614             1,761,102             314,777                           6,541,493
  Prepayments & Other             1,029,310                52,464               1,707                           1,083,481
  Common Stock Held for
    Drip                                -0-                   -0-             200,008                             200,008
                                -----------           -----------        ------------        ------------    ------------
    Total                        26,812,302             7,303,870            (788,198)       (10,506,506)      22,821,468
                                -----------           -----------        ------------        ------------    ------------
DEFERRED DEBITS:
  Prepaid Pensions                  242,011                   -0-          10,731,960                          10,973,971
  Other                          11,106,787               297,439             414,587              29,491      11,848,304
                                -----------           -----------         -----------        ------------    ------------
    Total                        11,348,798               297,439          11,146,547              29,491      22,822,275
                                -----------           -----------         -----------        ------------    ------------
  Total Assets                  $93,770,267           $11,104,712         $52,672,611        $(51,789,098)   $105,758,492
                                ===========           ===========         ============       ============    ============

Exhibit A
(Unaudited)
                             VALLEY RESOURCES, INC.
                           CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 1999


                                                     Appliance &
                            Valley Gas/Bristol &    Contract Sales    Propane & Corporate     Reclass. &
                            Warren Gas Companies       & Rentals          Operations         Eliminations    Consolidated

LIABILITIES & CAPITALIZATION

COMMON EQUITY:
  Common Stock                  $17,256,100           $     3,700        $  4,996,628       ($17,263,400)    $  4,993,028
  Paid in Capital                 4,279,782               492,530          25,679,274         (5,711,253)      24,740,333
  Retained Earnings               5,362,135             3,978,863           5,794,662         (8,674,866)       6,460,794
                                -----------           -----------        ------------       ------------     ------------
    Total                        26,898,017             4,475,093          36,470,564        (31,649,519)      36,194,155
Less:  Accts. Rec. ESOP                                       -0-                             (2,520,696)      (2,520,696)
                                -----------           -----------        ------------       ------------     ------------
    Total                        26,898,017             4,475,093          36,470,564        (34,170,215)      33,673,459
                                -----------           -----------        ------------       ------------     ------------
LONG-TERM DEBT:
  First Mortgage Bonds:
  8.0% Series                    19,944,000                   -0-                 -0-                          19,944,000
  7.7% Debentures                 7,000,000                   -0-           7,000,000         (7,000,000)       7,000,000
                                -----------           -----------        ------------       ------------     ------------
    Total                        26,944,000                   -0-           7,000,000         (7,000,000)      26,944,000
                                -----------           -----------        ------------       ------------     ------------
  Note Payable                    2,400,000                   -0-           2,370,696                           4,770,696
                                -----------           -----------        ------------       ------------     ------------
    Total                        29,344,000                   -0-           9,370,696         (7,000,000)      31,714,696
                                -----------           -----------        ------------       ------------     ------------
Oblig. Under Cap Lease              607,540                   -0-              14,816                -0-          622,356
                                -----------           -----------        ------------       ------------     ------------
Minority Interest                                                                               (112,376)        (112,376)
                                -----------           -----------        ------------       ------------     ------------
CURRENT LIABILITIES:
  Current Maturities-LT Debt            -0-                   -0-             150,000                             150,000
  Note Payable                   11,828,928                   -0-             525,000           (553,928)      11,800,000
  Oblig. Under Cap Lease            690,450                   -0-               6,818                             697,268
  Accounts Payable                9,099,073             4,455,259           1,259,335         (8,479,076)       6,334,591
  Security Deposits and
    Refunds                         960,544                   -0-              44,784                           1,005,328
  Dividends Declared                621,220               505,116           1,103,693         (1,293,836)         936,193
  Taxes Accrued                    (398,675)              234,128            (212,102)                           (376,649)
  Deferred Fuel Costs                68,095                                                                        68,095
  Other                           1,102,557                42,778             186,118           (179,667)       1,151,786
                                -----------           -----------        ------------       ------------     ------------
    Total                        23,972,192             5,237,281           3,063,646        (10,506,507)      21,766,612
                                -----------           -----------        ------------       ------------     ------------
DEFERRED CREDITS:
  Unamort Invest Credit             562,676                   -0-                 -0-                             562,676
  Other                           3,481,903               448,663                 -0-                           3,930,566
                                -----------           -----------        ------------       ------------     ------------
    Total                         4,044,579               448,663                 -0-                -0-        4,493,242
                                -----------           -----------        ------------       ------------     ------------
Def. Federal Inc Taxes            8,903,939               943,675           3,752,889                          13,600,503
                                -----------           -----------        ------------       ------------     ------------
  Total Liab & Capital          $93,770,267           $11,104,712        $ 52,672,611       ($51,789,098)    $105,758,492
                                ===========           ===========        ============       ============     ============

Exhibit A
(Unaudited)
                             VALLEY RESOURCES, INC.
                           CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 1999


                                                     Appliance &
                            Valley Gas/Bristol &    Contract Sales    Propane & Corporate     Reclass. &
                            Warren Gas Companies       & Rentals          Operations         Eliminations    Consolidated

OPERATING REVENUES:
  Utility Gas Revenues          $59,618,815                                                                  $59,618,815
  Nonutility Revenues                                 $20,215,317        $3,905,383         $  (203,658)      23,917,042
                                -----------           -----------        ----------         -----------      -----------
    Total                        59,618,815            20,215,317         3,905,383            (203,658)      83,535,857
                                -----------           -----------        ----------         -----------      -----------
OPERATING EXPENSES:
  Cost of Gas Sold               31,493,409                                                                   31,493,409
  Cost of Sales-
    Nonutility                                         14,540,749         1,933,654            (156,717)      16,317,686
  Operations                     14,269,683             3,655,227          (111,625)           (340,768)      17,472,517
  Maintenance                     1,697,472                   -0-            61,542              (3,846)       1,755,168
  Depreciation                    2,882,805               534,355            59,785              (3,376)       3,473,569
  Taxes-Other Than FIT            3,893,999               196,230            65,693               5,308        4,161,230
  Taxes-Federal Income              521,581               500,707           708,831              17,464        1,748,583
                                -----------           -----------       -----------         -----------      -----------
    Total                        54,758,949            19,427,268        2,717,880            (481,935)      76,422,162
                                -----------           -----------       -----------         -----------      -----------
Operating Income                  4,859,866               788,049         1,187,503             278,277        7,113,695
Equity in Earnings
  of Subsidiaries                                                         3,089,466          (3,089,466)             -0-
Other Income-Before FIT             (30,483)              235,738            15,511            (353,383)        (132,617)
Fed Inc Tax-Net of ITC              (59,477)                  -0-               -0-                 -0-          (59,477)
                                -----------           -----------       -----------         -----------      -----------
Total Income                      4,888,860             1,023,787         4,292,480          (3,164,572)       7,040,555
                                -----------           -----------       -----------         -----------      -----------

INTEREST CHARGES:
  Long Term Debt                  2,274,929                   -0-               -0-              48,127        2,323,056
  Other                             611,306                52,344            41,549              (8,872)         696,327
  Capitalized Interest               (1,955)                  -0-               -0-                 -0-           (1,955)
                                -----------           -----------       -----------         -----------      -----------
    Total                         2,884,280                52,344            41,549              39,255        3,017,428
                                -----------           -----------       -----------         -----------      -----------
Net Income                      $ 2,004,580           $   971,443       $ 4,250,931         $(3,203,827)     $ 4,023,127
                                ===========           ===========       ===========         ===========      ===========

Average Number of Common
  Shares Outstanding                                                                                           4,979,824


Basic Earnings Per Average
  Common Share                                                                                                     $0.81